Exhibit 99.9

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would constitute a violation of the relevant laws or regulations of such jurisdiction

Alpha Bank and Eurobank EFG Join Forces to Create a
Leading Bank in Greece and Southeastern Europe

Athens, 29 August 2011

•	The Boards of Directors of Alpha Bank and Eurobank EFG announce that they have reached agreement on a combination of Alpha Bank and Eurobank EFG by way of a merger

•	Consolidation of two highly complementary private sector banks with substantial synergies and a clear strategic rationale which will play a vital role in the economic recovery of Greece

•	The new group will have leading positions across all major banking segments in Greece

•
The new group will enjoy an outstanding presence in Southeastern Europe, with an aggregate network of more than 1,300 branches across 8 countries and top 3 market positions in Bulgaria, Cyprus, Romania and Serbia

•
The new group will be among the top 25 largest Eurozone banking groups with pro forma total assets of €146 billion1 and will have the appropriate critical mass to establish it as a reference stock in the capital markets

•	Exchange ratio of 5 new Alpha Bank ordinary shares for every 7 Eurobank EFG ordinary shares

•	Combined group had 2010 pre-provision income of €2.6 billion on a pro forma basis

•	Estimated annual pre-tax synergies of approximately €650 million fully phased within three years, with an estimated net present value of approximately €3.4 billion

•
Significantly enhanced capital buffers through a proposed comprehensive capital plan equivalent to €3.9 billion; pro forma Core Tier 1 ratio2 of the combined entity is expected to be 14.0% incorporating the capital plan measures announced and the impact of the Private Sector Initiative

•
Diversified shareholder base underpinned by three core shareholders representing the interests of the Costopoulos family, the Latsis family and Paramount Services Holding Limited (“Paramount”, a shareholder of Alpha Bank, is a company representing the business interests of the most prominent family in Qatar); each of which supports the proposed merger and capital plan

•
The Board of Directors and the Executive Committee will be chaired by Yannis Costopoulos and the management team will be led by two co-CEOs, Demetrios Mantzounis who will be in charge of control and central functions and Nicholas Nanopoulos who will be in charge of business functions

1  As at H1 2011, excluding Poland.
2  Core Tier 1 ratio as defined by the Bank of Greece on an EBA basis including Greek state preference shares and after deducting goodwill.

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Yannis Costopoulos, Chairman of Alpha Bank and proposed Chairman of the new group said:

"I am delighted that Alpha Bank and Eurobank EFG have agreed to come together and create the Greek bank of reference and a significant new force in European banking. At a time when it is hoped Greece will experience the first signs of a recovery through the implementation of reforms and the support of its European partners, the new bank will aim to contribute to the resumption of growth in Greece and our country’s connectivity with its neighboring markets in Southeastern Europe. This merger is a decisive step in the strengthening of the private sector economy at a crucial juncture in Greece’s history, demonstrating the ongoing support of leading international investors. Finally, I am delighted to welcome Paramount’s increased participation in the enlarged bank".

Efthymios Christodoulou, Chairman of Eurobank EFG said:

"I welcome the proposed merger and the participation of Paramount as it creates a new Greek and regional banking champion, combining a strong capital base and a talented and committed management team with extensive complementary skills and capabilities. I am confident that the new combined entity will act as an important agent for the economic development of the country. It is also well placed not only to withstand the current economic turbulence but also to create new opportunities and play a pivotal role in the future growth of the region."

•	Timetable: merger expected to be approved in Extraordinary General Meetings of Alpha Bank and Eurobank EFG in November with completion of the legal merger effected by mid-December 2011

•	Citi and JP Morgan are acting as financial advisers to Alpha Bank. Barclays Capital, Goldman Sachs International and Rothschild are acting as financial advisers to Eurobank EFG

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Transaction Rationale

•
Creation of the leading Greek bank: The new group will have leading domestic market positions in all business segments and the largest network of branches nationwide. The combined group, driven by its shared values of excellence and a client centric business model, will offer an unparalleled range of services to households, businesses and institutional clients across Greece.

•
Top 3 market positions in Southeastern Europe: The new group will have total international gross loan assets of approximately €21 billion across a combined international network of over 1,300 branches, ranking as a top 3 player in its core international markets with gross loans of €6.9 billion in Romania; €5.3 billion in Cyprus; €3.9 billion in Bulgaria and €2.2 billion in Serbia.

•
Complementary skills and portfolios: The new group will combine the strong relationships of Alpha Bank with business and affluent individual clients in Greece and Southeastern Europe and Eurobank EFG’s strengths in capital markets, private banking, asset management and insurance and the high level of network effectiveness and fee income generating capacity. The combined product offering and relationship-driven business model will offer customers a market-leading proposition and be ideally placed to capitalise on a recovery of the Greek economy.

•
Outstanding value creation for shareholders: It is estimated that total fully phased synergies €650 million per annum within three years, with €350 million coming from operating cost synergies, €210 million from funding cost synergies and €90 million from revenue synergies. On a net present value basis, this represents over €3.4 billion of value creation for shareholders.

•
Enhanced capital base: As part of the transaction, the new group will proceed immediately with the implementation of a c.€3.9 billion capital equivalent strengthening plan. The plan includes over €2.1 billion of Core Tier 1 capital equivalent internal measures, the issuance (at the same time as the proposed rights issue) of a new €500 million mandatory convertible note to be subscribed for by Paramount and a rights issue of €1.25 billion.

Key Terms of the Merger

Eurobank EFG shareholders will receive 5 new Alpha Bank ordinary shares for every 7 Eurobank EFG ordinary shares held, corresponding to an exchange ratio of 0.714 Alpha Bank shares per Eurobank EFG share. The proposed exchange ratio will result in a pro forma ownership split of the new group of 57.5% by existing Alpha Bank shareholders and 42.5% by existing Eurobank EFG shareholders.

The transaction is expected to be implemented by way of a merger by absorption of Eurobank EFG by Alpha Bank in accordance with Greek law 2515. The merger process is expected to be completed by the end of the year, following satisfactory outcomes of the required Extraordinary General Meetings of Eurobank EFG and Alpha Bank and relevant regulatory approvals.

Significant Value Creation for Shareholders

The new group expects to benefit from €650 million of pre-tax annual synergies, comprising million €560 million of operating and funding cost synergies and €90 million of revenue synergies. These synergies are expected to be fully realisable within three years from completion of the merger. One-off restructuring costs of approximately 450 million are expected to be incurred in order to deliver the planned synergies.

•
Operating cost synergies: Estimated annual pre-tax operating cost synergies of €270 million from combining the two banks' Greek operations and €80 million from the combination of the respective Southeastern European operations. Synergies are expected to arise from the combination of product factories, support functions, the optimisation of the retail platform, procurement and the elimination of duplication of certain centralised functions. In the combined Southeastern European operations, where significant investment has been committed by both banks over the past 5 years, increased productivity and load factors in network and support functions are expected following the merger implementation.

•
Funding cost synergies: Estimated annual pre-tax funding cost synergies of €210 million are anticipated from alignment of deposit pricing across the combined network, from scale benefits that are expected to facilitate an improved ability to gather and retain customer deposits, and from a reduction in interest costs following the implementation of the capital plan.

•
Revenue synergies: Estimated annual pre-tax revenue synergies of €90 million are expected to arise from improved cross-selling opportunities presented by the combination of customer pools and the sharing of best practices across the combined bank.

The combined management team has extensive integration experience both in Greece and internationally, with Eurobank EFG having implemented several domestic integrations over recent years, while Alpha Bank's current management team successfully completed the largest ever banking integration in Greece following the acquisition of the Ionian Bank.

Enhanced Capital Buffers

The comprehensive Capital Enhancement Plan will strengthen the combined institution's capital base by an equivalent of €3.9 billion, which is expected to be substantially completed by the end of 2012. The pro forma Core Tier 1 ratio of the combined bank is expected to be 14.0% following full implementation of the plan. In addition, the improved earnings profile of the enlarged bank, from the expected substantial synergies, will accelerate the rate at which the new group organically enhances its capital base over the medium term.

The group will benefit from a strong pro forma capital position of 10.6% Core Tier 1 ratio. The one-off impact of the PSI will amount to c.€1.2 billion (net of tax) for the combined group. Subsequently, the Core Tier 1 ratio will increase with the proposed capital plan measures (as elaborated on below) as follows:

•	to above 10% through the proposed issuance of a mandatory convertible to Paramount and the expected conversion of the Eurobank EFG Tier 1 convertible securities;

•	to above 12% following completion of internal capital generating measures well under way; and

•	to 14.0% post completion of the rights issue

These measures will provide a total capital buffer of c.€4 billion (inclusive of allowance for tax) over a 10% Core Tier 1 ratio, which will be further enhanced by annual pre-provision income capital generation capacity of more than €3 billion (FY 2010 pro forma pre-provision income increased by fully phased synergies).

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The plan includes the following key elements:

•
Internal capital generating measures by the new group are expected to add the equivalent of over €2.1 billion of Core Tier 1 capital (or c.260 bps), a number of which have been previously announced and are already well under way:

o
A series of internal expected to generate €1.8 billion of Core Tier 1 equivalent capital: Disposal of Eurobank EFG's Turkish operations (c.60 bps); balance sheet deleveraging (c.50 bps); full implementation of Internal Risk Based (IRB) risk weighted asset methodology across the combined bank (c.60 bps); and a number of other balance sheet management actions that are expected to be fully implemented by the end of 2013;

o
€350 million early conversion of outstanding Eurobank EFG Tier 1 into ordinary shares: it is anticipated that €350 million nominal value structured preference bonds of Eurobank EFG will be converted into ordinary shares shortly after completion of the merger;

•	External capital enhancement of €1.75 billion of Core Tier 1 capital (or c.190 bps):

o
€500 million Mandatory Convertible Notes (MCNs) issued to Paramount: As part of the transaction Paramount has committed to invest €500 million in MCNs.  The MCN core tier 1 qualifying instruments are expected to have a 3 year maturity, with a coupon of 10% per annum and a conversion price of €1.70 per share (a 20% discount to the combined entity pro forma share price as of 26 of August). The issuance of the MCNs will take place concurrently with the proposed rights issue; and

o
€1,250 million rights issue: Citi and JP Morgan, who are acting as financial advisers to Alpha Bank, and Barclays Capital and Goldman Sachs International, who are acting as financial advisers to Eurobank EFG, are together working towards underwriting the proposed rights issue, to take place following completion of the merger subject to appropriate market conditions and terms.

Corporate Governance

Yannis Costopoulos will chair the Board of Directors and the Executive Committee, and the management team will be led by two co-CEOs, Demetrios Mantzounis who will be in charge of control and central functions and Nicholas Nanopoulos who will be in charge of business functions.

Not for release, publication or distribution in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction

Expected Timetable

DATE	EVENT
29 August 2011	Announcement
Early October	Approval of merger plan by Ministry of Development
November	Approval received by respective EGMs
December	Approval of merger by Ministry of Finance Completion of legal merger – Shares of combined entity commence trading
H1 2012	Contemplated capital increase and MCN issuance

Media contacts:

Alpha Bank
Vassileios Psaltis	Dimitris Kostopoulos
Chief Financial Officer	Assistant Manager-Investor Relations
Tel. +30 210 326 4009	Tel. +30 210 326 4195

Eurobank EFG
Dimitris Politis	Dimitris Nikolos
Head of Group Strategy Investments	Assistant Manager – Investor Relations
Tel.+30 210 333 7688	Tel. +30 210 333 7688

RLM Finsbury Group: +44 207 251 3801
Ed Simpkins +44 (0) 7947 740 551
Matthew Newton: +44 (0) 7909 545 503

Brunswick
Richard Jacques +44 (207) 396 3557
rjacques@brunswickgroup.com
Ellis Murphy: +44 (207) 396 7471
emurphy@brunswickgroup.com

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would constitute a violation of the relevant laws or regulations of such jurisdiction

Notes to the Editors

Brief overview of Alpha Bank

Alpha Bank was founded in 1879 and is one of the leading banking and financial services groups in Greece with total assets of €64 billion (1H 2011) and more than 900 branches, offering a wide range of services including retail, SME and corporate banking, credit cards, asset management, investment banking, private banking, brokerage, leasing and factoring. Alpha Bank is also active in the international banking market, with a presence in Cyprus, Romania, Bulgaria, Serbia, Ukraine, Albania, F.Y.R.O.M and United Kingdom.

More information about Alpha Bank can be found at www.alpha.gr

Brief Overview of Eurobank EFG

Eurobank EFG is a European banking organisation and a leading financial institution in Greece with total assets of €82 billion (1H 2011), employing over 22,500 people and offering products and services through a network of 1,600 branches, business centres and points of sale, as well as through alternative distribution channels. Eurobank EFG has an established presence in Greece, Romania, Bulgaria, Turkey, Serbia, Ukraine, United Kingdom, Luxembourg, and Cyprus.

More information about Eurobank EFG can be found at www.eurobank.gr

IMPORTANT INFORMATION

The merger is subject to disclosure requirements of Greece, which are different from those of the United States.  Financial statements and financial information included in the documents provided to shareholders, if any, have been prepared in accordance with accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Greece, and some or all of its officers and directors may be residents of a non-U.S. country.  You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication and the availability of shares or other securities to be issued in connection with the proposals described in this announcement may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed business combination disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed business combination may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

Neither the content of any website referred to in this announcement nor any other website is incorporated into, or forms part of, this announcement.

This communication contains forward-looking information and statements about Alpha Bank and Eurobank EFG and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” and similar expressions.  Although the managements of Alpha Bank and Eurobank EFG believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Alpha Bank and Eurobank EFG shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Alpha Bank and Eurobank EFG, that could cause actual results and developments to differ materially from those

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expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in public documents by Alpha Bank and Eurobank EFG and under “Risk Factors” in the annual reports for the year ended December 31, 2010 filed by Alpha Bank and Eurobank EFG. Except as required by applicable law, neither Alpha Bank and Eurobank EFG undertakes any obligation to update any forward-looking information or statements.

Citi and JP Morgan, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting as financial advisers to the Board of Alpha Bank and to no one else in connection with the proposed merger and will not be responsible to anyone other than the Board of Alpha Bank for providing the protections afforded to the clients of Citi and JP Morgan or for providing advice in relation to the transactions described in this document.

Barclays Capital, the investment banking division of Barclays Bank PLC, Goldman Sachs International and N M Rothschild & Sons Ltd, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting as financial advisers to the Board of Eurobank EFG and to no one else in connection with the proposed merger and will not be responsible to anyone other than the Board of Eurobank EFG for providing the protections afforded to the clients of Barclays Capital, the investment banking division of Barclays Bank PLC, Goldman Sachs International and N M Rothschild & Sons Ltd or for providing advice in relation to the transactions described in this document.